

Mail Stop 4631

May 5, 2010

<u>Via U.S. Mail</u>

Kevin J. Carr, Esq.
Virtus Investment Partners, Inc.
100 Pearl Street, 9th Floor
Hartford, CT 06103

> **Re: Virtus Investment Partners, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 8, 2010**
> **File No. 333-165964**

Dear Mr. Carr:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the indenture filed as Exhibit 4.10 references subsidiary guarantors. Please list each subsidiary guarantor as a co-registrant on the registration statement. If you contemplate issuing guarantees, please register such guarantees

on the registration statement. Further, absent an exception, Rule 3-10 of Regulation S-X requires the financial statements of the guarantors to be included in the registration statement. Please revise or advise. If you are relying on an exception, please tell us the exception that you are relying upon.

Calculation of Registration Fee Table

2.   Please separately register the preferred stock purchase rights and list them separately throughout the prospectus and legal opinion.

3.   We note your reference to anti-dilution adjustments in footnote five to the fee table. You may not rely upon Rule 416 to register an indeterminate number of shares in the case of the anti-dilution adjustments applicable to the Series B Convertible Preferred Stock. Please delete the reference to anti-dilution adjustments and, if necessary, revise the fee table to make a good faith estimate of the maximum number of shares that may be issued on conversion to determine the number of shares registered. In the event that the number of shares registered is less than the actual number issued, then you will need to file a new registration statement for the additional shares.

Selling Stockholder, page 20

4.   Please revise to disclose the date on which and the manner in which the selling stockholder received the shares.

5.   Please tell us whether the selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If the selling stockholder is a broker-dealer, then the prospectus must identify the selling stockholder as an underwriter. If the selling stockholder is not a broker-dealer or an affiliate of a broker-dealer, then revise the prospectus to state that the selling stockholder purchased the shares in the ordinary course of business and, at the time of the purchase of the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

6.   To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

Signatures, page 20

7.   Please revise to include a signature of the principal accounting officer or controller. Any person who occupies more than one of the specified positions, for example, chief executive officer and principal executive officer, principal financial officer and chief financial officer, principal accounting officer and controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-3.

Exhibits

General

8.   Please file a statement of eligibility of trustee as Exhibit 25 to your registration statement. See Item 601(b)(25) of Regulation S-K. Please note that when debt securities registered under the Securities Act are eligible to be issued, offered, or sold on a delayed basis by or on behalf of the registrant under Rule 415(a)(1)(x) of Regulation C under the Securities Act, Section 305(b)(2) of the Trust Indenture Act permits the trustee to be designated on a delayed basis. Companies relying on Section 305(b)(2) to designate the trustee on a delayed basis must file separately the Form T-1 under the electronic form type "305B2" and not in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer to Interpretation 220.0l in the Trust Indenture Act of 1939 section of our "Compliance & Disclosure Interpretations" which is available on the Commission's website at www.sec.gov.

Exhibit 5.1

9.   Please refer to the second paragraph of the opinion and remove the assumptions in subparagraphs (f), (h), (i), and (k).

10.   Please remove the qualifications in common stock and preferred stock opinions in paragraphs 1, 2 and 3 of the opinion.

11.   Please remove the assumption in subparagraph (c) of paragraph 4 on page 3.

12.   Please remove the assumptions in paragraphs 5 and 6 on page 3.

13.   Please remove the qualification in subparagraph (c) of paragraph 7 on page 4.

14.   Please have counsel opine on the associated rights to purchase the Series C Junior
        Participating Preferred Stock.

Undertakings, page 27

15.   Please delete paragraph (d) as it does not appear that you are relying upon Rule
        430A.

                                        *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert the declaration of effectiveness as a defense in any
        proceeding initiated by the Commission or any person under the federal securities
        laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Chambre Malone, Staff Attorney at (202) 551-3262 or Craig Slivka, Special Counsel at (202) 551-3729.

Sincerely,

Pamela Long
Assistant Director

cc: Michael T. Rave, Esq. *via facsimile at* (973) 966-1015
        Day Pitney LLP
        P.O. Box 1945
        Morristown, NJ 07962-1945